

February 25, 2014

Via E-Mail
Mr. David Cutler
Chief Financial Officer
U.S. Precious Metals, Inc.
176 Route 9 North, Suite 306
Marlboro, NJ 07728

      Re: **U.S. Precious Metals, Inc.**
             Form 10-K for the Fiscal Year Ended May 31, 2013
             Filed September 13, 2013
             File No. 000-50703

Dear Mr. Cutler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2013

Item 1. Business page 3

We note your response to comment 3 from our letter dated January 28, 2014 and your reference to 3 million tons of mineralized material grading 3.0 g/t gold, 20 g/t silver, and 0.5% copper. It does not appear that these mineralized materials are defined in a technical report. Please further amend to remove these estimates.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding the engineering comment.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining